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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 20)1

INVACARE CORPORATION
(Name of Issuer)
COMMON SHARES
(Title of Class of Securities)
461203 10 1
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	461203 10 1	Page	2	of	6

1	NAMES OF REPORTING PERSONS: A. Malachi Mixon, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐ Not Applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		2,888,649

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		264,244

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,888,649

WITH:	8	SHARED DISPOSITIVE POWER:

		489,845

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,378,494

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Invacare Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Invacare Way, Elyria, Ohio 44035

Item 2(a).	Name of Person Filing:

A. Malachi Mixon, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Invacare Way, Elyria, Ohio 44035

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

461203 10 1

Item 3:	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,

(e)	☐	An investment adviser in accordance with Rule 13-d-1(b)(1))(ii)(E),

(f)	☐	An employee benefit plan or endowment fund; in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,378,494(1)(2)(3)(4)

(b)	Percent of class:

10.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	2,888,649 (1)

(ii)	Shared power to vote or to direct the vote	264,244 (2)

(iii)	Sole power to dispose or to direct the disposition of	2,888,649 (1)

(iv)	Shared power to dispose or to direct the disposition of	489,845 (2) (3)

        Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).
(1)	Includes (a) 502,087 Common Shares, (b) 703,912 Class B Common Shares and (c) 1,682,650 Common Shares issuable upon exercise of options. Each Class B Common Share is convertible at any time into one Common Share.

(2)	Includes (a) 18,319 Common Shares owned by Trustee for Invacare Retirement Savings Plan and (b) 245,925 Common Shares owned of record by the reporting person’s spouse. The reporting person disclaims beneficial ownership of the shares owned of record by the reporting person’s spouse.

(3)	Includes (a) 24,576 Common Shares owned by the trustee for the 1997 grantor retained annuity trust created by the reporting person, (b) 24,577 Common Shares owned by the trustee for the 1997 grantor retained annuity trust created by the reporting person’s spouse, (c) 88,224 Common Shares owned by the trustee for the 2003 grantor retained annuity trust created by the reporting person and (d) 88,224 Common Shares owned by the trustee for the 2003 grantor retained annuity trust created by the reporting person’s spouse. The reporting person disclaims beneficial ownership of the shares held by the grantor retained annuity trusts created by the reporting person’s spouse.

(4)	Assumes conversion of all Class B Common Shares held by reporting person into Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .
            Not Applicable

Item 6.	Ownership of More than five Percent on Behalf of Another Person.
            Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            Not Applicable

Item 8.	Identification and Classification of Members of the Group.
            Not Applicable

Item 9.	Notice of Dissolution of Group.
            Not Applicable

Item 10.	Certification.
            Not Applicable

SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

(Date)
/s/ A. Malachi Mixon III

(Signature)

A. Malachi Mixon III, Chairman and CEO

(Name/Title)